Exhibit 99.1

CRH Medical Corporation To Present at the Canaccord Genuity Growth Conference

VANCOUVER, July 31, 2017 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company"), announces that it will participate in the 2017 Canaccord Genuity Growth Conference at the Intercontinental Hotel in Boston, Massachusetts.

Edward Wright, Chief Executive Officer of the Company is scheduled to present on Wednesday, August 9th at 11:30 am ET. The Company's CFO, Richard Bear will also attend the event.

For more details about the conference, please visit:
http://growthconference.canaccordgenuity.com

About CRH Medical Corporation:

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. The CRH O'Regan System is a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

In 2014, CRH acquired Gastroenterology Anesthesia Associates, LLC ("GAA"), a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures. Since then, CRH has incorporated ten additional acquisitions to its anesthesia business. CRH Anesthesia now services 27 ambulatory surgical centers in seven states and performs approximately 185,000 procedures annually.

SOURCE CRH Medical Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2017/31/c3539.html

%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 17:30e 31-JUL-17